UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 10, 2021

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

General Meeting

Genfit S.A. (the “Company”) will hold its Combined Shareholders’ Meeting (the “Meeting”) on June 15, 2021 beginning at 2:30pm. CEST at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), France.

Due to the ongoing COVID-19 pandemic and in accordance with emergency measures imposed by the French government, the Board of Directors of the Company has decided that the Combined General Meeting will be conducted behind closed doors at the Company’s headquarters, without the physical presence of shareholders and others who are usually entitled to attend.

Additional information regarding the Meeting is available to shareholders on the Company’s website, in the Investors & Media section (https://ir.genfit.com/financial-information/shareholders-meeting).

The following documents regarding the Company’s Meeting, which are attached as exhibits hereto, are incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 10, 2021.
99.2	Notice of Combined Shareholders’ Meeting of Genfit S.A., including Agenda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: May 10, 2021	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer